March 7, 2018

Mara L. Ransom, Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:        Energy Conversion Services, Inc.

Form RW-Withdrawal of Request for Accelerated Effectiveness of Registration

Registration Statement on Form S-1

File No. 333-220935

RE: Form RW-Withdrawal of Request for Accelerated Effectiveness of Registration

Dear Ms. Ransom;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Energy Conversion Services, Inc. File No: 333-220935 (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of the Company’s first Request for Accelerated Effectiveness of Registration dated March 6, 2018.

The Company requests withdrawal of the Request for Accelerated Effectiveness of Registration due to an error in filing the request prior to submission of a comment response/amendment.

If you have any questions regarding this application for withdrawal, please call Elaine A . Dowling, Esq. the Company’s counsel at (702) 724-2636.

Regards,

/s/ Lisa Averbuch

Lisa Averbuch, President

Energy Conversion Services, Inc.